Invesco Exchange-Traded Self-Indexed Fund Trust

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

December 19, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”) on behalf of its series, the Invesco Racial and Gender Diversity ETF (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 106 to the Trust’s Registration Statement under the 1933 Act, which was filed on Form N-1A (File Nos. 333-221046 and 811-23304) with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-21-195227) on June 21, 2021, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act to register the Fund. Additionally, the Trust is submitting this application for withdrawal of the following additional Post-Effective Amendments (the “Delaying Amendments”) to the Trust’s Registration Statement on Form N-1A, filed via EDGAR with the Commission on the filing dates indicated below. The purpose of each of the Delaying Amendments was to delay the effectiveness of Post-Effective Amendment No. 106.

Post-Effective Amendment Nos.	Filing Date	Accession Number
112	September 3, 2021	0001193125-21-265425
115	October 1, 2021	0001193125-21-289363
117	October 29, 2021	0001193125-21-312883
119	November 24, 2021	0001193125-21-339879
122	December 22, 2021	0001193125-21-364557
124	January 20, 2022	0001193125-22-013309
126	February 18, 2022	0001193125-22-046075
127	March 18, 2022	0001193125-22-079144
128	April 14, 2022	0001193125-22-105093
129	May 13, 2022	0001193125-22-149499
130	June 10, 2022	0001193125-22-171595
132	July 8, 2022	0001193125-22-190089
133	August 5, 2022	0001193125-22-213281
137	September 2, 2022	0001193125-22-237206
138	September 29, 2022	0001193125-22-253791
140	October 28, 2022	0001193125-22-271814
142	November 23, 2022	0001193125-22-291755
145	December 22, 2022	0001193125-22-310694
147	January 20, 2023	0001193125-23-011493
149	February 17, 2023	0001193125-23-041533
151	March 17, 2023	0001193125-23-073381
152	April 14, 2023	0001193125-23-101267

153	May 12, 2023	0001193125-23-142758
154	June 9, 2023	0001193125-23-164031
157	July 7, 2023	0001193125-23-183491
158	August 4, 2023	0001193125-23-203454
161	September 1, 2023	0001193125-23-226883
163	September 29, 2023	0001193125-23-246549
164	October 27, 2023	0001193125-23-264552
165	November 21, 2023	0001193125-23-281220
167	December 20, 2023	0001193125-23-299409
168	January 18, 2024	0001193125-24-009753
169	February 16, 2024	0001193125-24-038054
170	March 15, 2024	0001193125-24-068776
172	April 12, 2024	0001193125-24-094043
173	May 10, 2024	0001193125-24-135813
175	June 7, 2024	0001193125-24-156767
177	July 5, 2024	0001193125-24-175418
178	August 2, 2024	0001193125-24-192086
179	August 30, 2024	0001193125-24-210351
181	September 27, 2024	0001193125-24-227567
182	October 25, 2024	0001193125-24-243482
183	November 22, 2024	0001193125-24-263944

The Trust is making this application for withdrawal of Post-Effective Amendment No. 106 and each of the Delaying Amendments because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with Post-Effective Amendment No. 106 or any of the Delaying Amendments.

If you have any questions, please contact me at (630) 315-2341.

Sincerely,

/s/ Will McAllister

Will McAllister
Assistant Secretary,
Invesco Self-Indexed Exchange-Traded Fund Trust